UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number:  001-31395

CANADIAN SUPERIOR ENERGY INC.

(Translation of registrant’s name into English)

Suite 330, 400 3rd Avenue, SW

Calgary, Alberta, Canada  T2P 4H2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date:	August 31, 2005.

CANADIAN SUPERIOR ENERGY INC.

		By:	/s/ Greg Noval
		Name:	Greg Noval
		Title:	Chief Executive Officer

EXHIBITS

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit	Description
1	Second Quarter Report for the Quarter Ending June 30, 2005